

December 10, 2012

<u>Via E-mail</u>
Thomas Lynch
Chief Executive Officer
Frederick's of Hollywood Group Inc.
6255 Sunset Boulevard
Hollywood, CA 90028

> **Re: Frederick's of Hollywood Group, Inc.**
> **Form 10-Q for the Quarterly Period Ended April 28, 2012**
> **Filed June 12, 2012**
> **File No. 001-05893**

Dear Mr. Lynch:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

Cc: David Miller
      Graubard Miller